May 8, 2026

Richard J. Hendrix
President, Chief Executive Officer and Director
Live Oak Acquisition Corp. V
4921 William Arnold Road
Memphis, TN 38117

        Re: Live Oak Acquisition Corp. V
            Form 10-K for Fiscal Year Ended December 31, 2025
            Form 8-K Furnished March 31, 2026
            File No. 001-42540
Dear Richard J. Hendrix:
       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services